SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_____

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

FORM 11-K

[X]   **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

[ ]   **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**]

Commission file number 1-9300
_____

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

COCA-COLA ENTERPRISES SAVINGS PLAN FOR ORGANIZED
EMPLOYEES OF SOUTHERN NEW ENGLAND

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COCA-COLA ENTERPRISES INC.
2500 Windy Ridge Parkway, Atlanta, Georgia 30339

The Coca-Cola Enterprises Savings Plan for Organized Employees of Southern New England (the "Plan") is a plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA). Accordingly, the following items are filed herewith as part of this annual report:

Audited financial statements:

Report of Banks, Finley, White & Co., Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits at December 31, 2006 and 2005
Statement of Change in Net Assets Available for Benefits for the Year Ended December 31, 2006
Notes to Financial Statements
Schedule of Assets at December 31, 2006
Signature
Exhibit 23 – Consent of Banks, Finley, White & Co., Independent Registered Public Accounting Firm

_____

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Retirement Programs Committee, which Committee administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA ENTERPRISES SAVINGS PLAN FOR ORGANIZED EMPLOYEES OF SOUTHERN NEW ENGLAND
(Name of Plan)

By: /s/ JOYCE KING-LAVINDER

Date: June 27, 2007

Joyce King-Lavinder
Member, Global Retirement Programs Committee

Exhibit Index

Exhibit Number	Description
Exhibit 23	Consent of Banks, Finley, White & Co., Independent Registered Public Accounting Firm

Financial Statements and Supplemental Schedule
Coca-Cola Enterprises Savings Plan for Organized
Employees of Southern New England
As of December 31, 2006 and 2005 and For the Year ended December 31, 2006
Together with Report of Independent Registered Public Accounting Firm

Coca-Cola Enterprises Savings Plan for
Organized Employees of Southern New England

Financial Statements
And Supplemental Schedule

As of December 31, 2006 and 2005 and For the Year ended December 31, 2006

Contents

Report of Independent Auditors

To the Global Retirement Programs Committee
Coca-Cola Enterprises Inc.
Atlanta, Georgia:

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of net assets available for benefits of the Coca-Cola Enterprises Savings Plan for Organized Employees of Southern New England (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BANKS, FINLEY, WHITE & CO.

June 22, 2007

Coca-Cola Enterprises Savings Plan for
Organized Employees of Southern New England

Statements of Net Assets Available for Benefits

	December 31	
	2006	**2005**
Assets		
Investments in Master Trust:		
Investments, at fair value	**$ 4,472,401**	$ 3,381,107
Wrapper contracts, at fair value	**2,063,387**	2,013,777
Total investments in Master Trust	**6,535,788**	5,394,884
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**31,071**	19,294
Participant loans	**347,992**	313,204
Net assets available for benefits	**$ 6,914,851**	$ 5,727,382

See accompanying notes to the financial statements.

2

Coca-Cola Enterprises Savings Plan for
Organized Employees of Southern New England

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Additions to net assets attributed to:
Investment income:

Investment income in Master Trust	$	181,040
Net realized and unrealized appreciation of assets		544,706
Total investment income		725,746
Participant contributions		655,919
Total additions		1,381,665

Deductions from net assets attributed to:

Distributions to Participants	186,583
Administrative expenses	7,613
Total deductions	194,196
Net increase in net assets available for benefits	1,187,469

Net assets available for benefits:

Beginning of year		5,727,382
End of year	$	6,914,851

See accompanying notes to the financial statements.

Coca-Cola Enterprises Savings Plan for
Organized Employees of Southern New England

Notes to Audited Financial Statements

December 31, 2006

1. Description of the Plan

The following description of the Coca-Cola Enterprises Savings Plan for Organized Employees of Southern New England (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is sponsored by Coca-Cola Enterprises Inc. (the "Company"). The Plan was formed effective July 1, 1993 and restated effective January 1, 1997. The Plan is a defined contribution plan covering certain employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA").

Eligibility

Each employee who (1) has attained age 21 and worked at least one hour of service (1,000 hours of service prior to March 1, 2001) during a 12-month period and (2) is covered by the International Brotherhood of Teamsters, Local 1035, 677, 182, 317, 669, 687, or 693 bargaining units and who is eligible for the Plan under the terms of the collective bargaining agreement negotiated between the Company and such bargaining unit, shall become a participant on the entry date (first day of the pay period after meeting the age and service requirements) at which time the participant may begin compensation deferrals.

Contributions

The Plan allows a participant to contribute up to 16% of eligible compensation, as defined, subject to the maximum allowed by the Internal Revenue Code (the "Code"). A participant may elect to change the rate of pre-tax contributions or suspend all pre-tax contributions at any time.

1. Description of the Plan (continued)

Contributions (continued)

The Company may elect to contribute an amount determined annually by the Company. The Company made no contributions during 2006. Since inception, the Company has not made an employer contribution to this plan.

Participant Loans

Participants who are employed at the time of the loan request, including an employee on leave, may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1-5 years for general purpose loans and extend up to 15 years for the purchase of a primary residence. The balance in the participant's account secures the loan and the loan bears interest at the prime rate as published in the Wall Street Journal on the second business day of the month preceding the date the loan is issued. Principal and interest are generally paid in equal installments by a payroll deduction each paycheck which is applied directly to the participant's account.

Vesting

Each participant shall always be 100% vested in his or her pre-tax contributions and rollover contributions and earnings thereon.

Participant Accounts

Each participant's account is credited with the participant's contributions, rollover contributions, if any, and allocations of the Plan's earnings and losses. The allocation of earnings and losses is based on participant account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

In the event a participant's union membership status changes, the participant may elect to transfer his or her account out of this Plan. During the year ended December 31, 2006, there were no participant transfers.

1. Description of the Plan (continued)

Withdrawals and Payments of Benefits

Distributions of a participant's fully vested account balance shall be made during the period following his or her retirement, death, disability or termination of employment.

Distributions to participants shall be made in a single lump sum payment if their vested account balance is less than $1,000. If the participant's vested account balance is $1,000 or more, the Plan permits distribution in the form of a lump sum, installment payments or a combination of lump sum and installment payments at the discretion of the participant. If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary shall be reduced by the outstanding principal balance of the loan.

A withdrawal from these accounts would be available only for a financial hardship.

Plan Termination

The Company expects to continue the plan indefinitely but has the right under the Plan agreement to terminate the Plan. In the event of Plan termination, all participants become fully vested and shall receive a full distribution of their account balances.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments

The Plan participates in the Coca-Cola Enterprises Inc. Defined Contribution Plans Master Trust (the "Master Trust") with similar retirement plans sponsored by the Company and certain other subsidiaries of the Company, whereby investments are held collectively for all plans by JPMorgan Chase Bank, N.A. (the "Trustee"). Each participating plan's investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments.

Short-term investments are stated at fair value, which approximates cost and is based on quoted redemption values determined by the Trustee. Mutual funds and the common stock of The Coca-Cola Company and Coca-Cola Enterprises Inc. are valued based on quoted market prices on national exchanges on the last business day of the Plan year. Investments in collective trusts are stated at fair value, based on quoted redemption values as determined by the Trustee. Participant loans are valued at their outstanding balances, which approximate fair value.

The INVESCO Stable Value Fund (the "Fund") is a separate account which invests primarily in wrapper contracts (also know as synthetic guaranteed investment contracts) and cash equivalents.

Contracts within the Fund are fully benefit-responsive and are therefore reported at fair value on the Statement of Net Assets Available for Benefits in accordance with FASB Staff Position (FSP) No. AAG INV-1 and the Statement of Position (SOP) 94-1-1 – Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. The wrapper primarily represents a diversified portfolio of corporate and government bonds, and common/collective trusts. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments).

7

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include:
- The level of market interest rates
- The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract
- The investment returns generated by the fixed income investments that back the wrapper contact
- The duration of the underlying investments backing the wrapper contract

Wrapper contract's interest crediting rates are typically reset on a monthly or quarterly basis.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they may have a material impact on the wrapper contract's interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan's Statements of Net Assets Available for Benefits as the "Adjustment from fair value to contract value for fully benefit-responsive investment contracts". If the Adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. And if the Adjustment from Fair Value to Contract Value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

Coca-Cola Enterprises Savings Plan for
Organized Employees of Southern New England

Notes to Audited Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participants' principal and accrued interest will be protected.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan's loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

At December 31, 2006, contract value approximated fair value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The weighted-average yield was approximately 5.1%, for the year ended December 31, 2006. The crediting interest rate was approximately 5.0%, at December 31, 2006. Participants investing in the Fund are subject to risk of default by issuers of the wrapper contracts and the specific investments underlying the wrapper contracts. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The fair values of the underlying assets of the wrapper contracts and the adjustment to contract value are as follows:

| | December 31 | |
	2006	2005
Fair value of the underlying assets of the wrapper contracts:		
Fixed income securities	$ 66,496	$ 2,668
Short Term Investment Fund	23,244	17,128
US Treasury Note	46,433	44,371
Common/Collective Trusts	1,927,214	1,949,610
Fair value of the wrapper contracts	2,063,387	2,013,777
Adjustment from fair value to contract value	31,071	19,294
Contract value	$ 2,094,458	$ 2,033,071

Coca-Cola Enterprises Savings Plan for
Organized Employees of Southern New England

Notes to Audited Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

Certain administrative expenses are paid by the Plan, as permitted by the Plan document. All other expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

As of December 31, 2006, the Plan's investment in the Master Trust was $6,535,788. The Plan's investment in the Master Trust (including investments bought, sold, as well as held during the year) appreciated in fair value by $544,706.

The fair value of investments that individually represent 5% or more of the Plan's net assets at December 31, 2006 is as follows:

Investment in Master Trust $6,535,788

Coca-Cola Enterprises Savings Plan for
Organized Employees of Southern New England

Notes to Audited Financial Statements (continued)

4. Coca-Cola Enterprises Inc. Defined Contribution Plans Master Trust

The Plan's interest in the net assets of the Master Trust was approximately 0.5% at December 31, 2006.

The condensed statement of net assets for the Master Trust is as follows:

	December 31	
Investments at fair value:	**2006**	**2005**
Common/Collective trust funds	**$ 56,269,575**	$ 43,618,332
Registered Investment Companies	**803,431,859**	526,298,689
Company Stock	**261,347,291**	274,630,754
Corporate Stock	**70,301,064**	74,406,506
CICS Self-Directed Accounts	**16,835,008**	10,429,615
50/50 Fund*	**-**	136,080,530
Stable Value Fund	**181,997,807**	190,268,842
Stable Value Fund Book Valuation Adjustment	**2,829,841**	1,880,929
	$1,393,012,445	$ 1,257,614,197

* The 50/50 Fund was disaggregated November 30, 2006. Shares were allocated in-kind to the existing CCE Stock Fund (Company) and The Coca-Cola Company Stock Fund (Corporate).

4. Coca-Cola Enterprises Inc. Defined Contribution Plans Master Trust (continued)

The condensed statement of changes in net assets for the Master Trust is as follows:

	2006
Additions:	
Interest and dividend income	$ 44,789,527
Participant contributions	90,913,757
Company contributions	16,943,724
Transfer from Central Coke 401(k) Plan	5,905,812
Net appreciation in fair value of investments	119,235,298
Total additions	277,788,118
Deductions:	
Distributions to Participants	140,386,032
Administrative expenses	2,003,838
Total deductions	142,389,870
Net increase	135,398,248
Net assets available for benefits:	
Beginning of year	1,257,614,197
End of year	$1,393,012,445

4. Coca-Cola Enterprises Inc. Defined Contribution Plans Master Trust (continued)

Investments, including investments bought, sold, as well as held during the year ended December 31, 2006 by the Master Trust, appreciated in fair value as follows:

	Net Appreciation in Fair Value
Common/Collective trust funds	$ 7,428,643
Registered Investment Companies	64,236,356
Company Stock	17,441,706
Corporate Stock	4,369,140
Stable Value Fund	8,394,373
50/50 Fund	17,365,080
Total investment income	$ 119,235,298

Between January 1, 2006 and December 31, 2006, the Master Trust had the following transactions relating to common stock of Coca-Cola Enterprises Inc.:

	Shares	Fair Value	Realized Gain
Purchases	1,434,250	$ 29,262,230	-
Sales	(6,550,668)	(119,737,344)	$ 12,044,628
Dividends received	-	$ 3,007,664	-
Balance at December 31, 2006	12,798,865	$ 261,347,291	

Between January 1, 2006 and December 31, 2006, the Master Trust had the following transactions relating to common stock of The Coca-Cola Company:

	Shares	Fair Value	Realized Gain
Purchases	43,055	$ 1,921,080	-
Sales	(697,684)	(16,040,294)	$ 12,308,758
Dividends received	-	$ 1,886,669	-
Balance at December 31, 2006	1,457,009	$ 70,301,064	

13

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 16, 2003, stating that the Plan is qualified under Section 401 (a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Risks and Uncertainties

The Master Trust invests in various investment securities as directed by participants. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

Coca-Cola Enterprises Savings Plan for
Organized Employees of Southern New England

EIN: 58-0503352   Plan Number: 010
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2006

* LOANS TO PARTICIPANTS $347,992

* Parties in Interest

16

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 Nos. 333-90211) pertaining to Coca-Cola Enterprises Savings Plan for Organized Employees of Southern New England of our report dated June 22, 2007, with respect to the financial statements and supplemental schedule of the Coca-Cola Enterprises Savings Plan for Organized Employees of Southern New England included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

/S/ BANKS, FINLEY, WHITE & CO.

College Park, Georgia
June 22,2007